CONFIDENTIAL TREATMENT REQUESTED

BY PALO ALTO NETWORKS, INC.: PAN-0004

July 2, 2012

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs
Matthew Crispino
Craig Wilson
Morgan Youngwood

Re:	Palo Alto Networks, Inc.
Registration Statement on Form S-1
Initially filed April 6, 2012
File No. 333-180620

Ladies and Gentlemen:

On behalf of Palo Alto Networks, Inc. (the “Company”), and in connection with the submission of a letter dated May 10, 2012 (the “First Response Letter”), a letter dated June 18, 2012 (the “June 18 Supplemental Letter”) and a letter dated June 27, 2012 (the “June 27 Supplemental Letter”) submitted in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 3, 2012, relating to the Company’s Registration Statement on Form S-1 (File No. 333-180620), filed with the Commission on April 6, 2012 (the “Registration Statement”), we submit this supplemental letter to further address comment no. 21 of the First Response Letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
July 2, 2012	BY PALO ALTO NETWORKS, INC.: PAN-0004

For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter. In this letter, we have recited the prior comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Critical Accounting Policies and Estimates

Common Stock Valuations, page 69

21.	When determined, please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock. When your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range.

We previously addressed the Staff’s comment in the June 18 Supplemental Letter and provided the Staff with a draft of the disclosure to be included in an amendment to the Registration Statement in the June 27 Supplemental Letter. We are supplementally providing the Staff with a revised draft of the disclosure to be included in an amendment to the Registration Statement. The disclosure included in Annex A to this letter describes the factors contributing to the difference between the fair value of the Company’s common stock in May 2012 and the anticipated preliminary price range. The disclosure in Annex A will be included in an amendment to the Registration Statement to be filed upon commencement of the marketing efforts for the proposed initial public offering, currently scheduled for Monday, July 9, 2012. In addition, we will amend the table on page 76 of Amendment No. 2 to reflect the fair value of the Company’s common stock for awards granted in June 2012.

* * * *

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
July 2, 2012	BY PALO ALTO NETWORKS, INC.: PAN-0004

Please direct your questions or comments regarding the Company’s responses to Jeff Saper, Jon Avina or me at (650) 493-9300. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Peter W. Hennessey
Peter W. Hennessey

cc:	Mark D. McLaughlin

Steffan C. Tomlinson

Jeffrey C. True, Esq.

Palo Alto Networks, Inc.

Jeffrey D. Saper

Jon C. Avina

Wilson Sonsini Goodrich & Rosati, P.C.

Bruce K. Dallas

Davis Polk & Wardwell LLP

Michael D. Bobroff

Ernst & Young LLP

CONFIDENTIAL TREATMENT REQUESTED

BY PALO ALTO NETWORKS, INC.: PAN-0004

ANNEX A

May 2012

Between April 2012 and May 2012, the U.S. economy and the financial markets began to experience volatility, which affected the market value of our comparable companies, although we experienced revenue growth as our products continued to gain more market awareness, generating $65.7 million in revenue for the quarter ended April 30, 2012, compared to $31.2 million for the quarter ended April 30, 2011. During this period we also continued to make progress toward an initial public offering. In light of our recent performance, market conditions, and progress toward a liquidity event, a contemporaneous third party valuation determined the fair value of our common stock to be $20.19 per share as of April 30, 2012, an increase of 8.6% from the fair value of our common stock as of March 31, 2012 despite volatility in the financial markets during this period. This third party valuation, which we refer to as the “April 30 Valuation Report,” used a 20% weighting of the OPM under a merger and acquisition scenario and an 80% weighting of the PWERM under an initial public offering scenario, reflecting our continued progress toward an initial public offering. In applying the PWERM, we assigned an 80% probability to a July 2012 initial public offering and a 20% probability to a January 2013 initial public offering. The change in weighting of the OPM and PWERM scenarios resulted in an increase in the fair value of our common stock of approximately $0.39 from the valuation that was used for purposes of establishing the fair value of options granted in April 2012. Based on the market valuations of companies that had recently completed an initial public offering and indications of forward-looking revenue multiples for the comparable companies included in the April 30 Valuation Report, we determined that a revenue multiple of 3.5x to 5.0x applied to the fiscal 2013 revenue forecast was a reasonable estimation for an initial public offering.

The discount rate applied to our cash flows was 18%, and our enterprise value reflected a non-marketability discount of 10%. The decrease in the discount rate to our cash flows from 20% represents a reduction in our inherent risk in financial forecasting as a result of continuing to demonstrate our ability to meet or exceed our financial forecasts and resulted in an additional increase in the fair value of our common stock of approximately $0.15. Throughout May 2012, there was no significant change to our financial forecast or any other significant events impacting the fair value of our common stock. Based on the factors discussed above and the April 30 Valuation Report, we granted awards in May 2012 with an exercise price of $20.19 per share and similarly, for financial reporting purposes, determined the fair value of our common stock for awards granted in May 2012 to be $20.19 per share.

June 2012

In June 2012, even though the financial markets continued to experience volatility, we hired a new Senior Vice President Worldwide Field Operations and we continued to perform well against our business plan. We determined, after consultation with the underwriters, that our anticipated initial offering price range as reflected in this prospectus is $[***] to $[***] per share. We believe the difference between the fair value of our common stock for awards granted in May 2012, and the anticipated initial offering price range is a result of the following factors:

First, the initial offering price range necessarily assumes that the initial public offering has occurred and a public market for our common stock has been created and, therefore, excludes the discounts associated

CONFIDENTIAL TREATMENT REQUESTED

BY PALO ALTO NETWORKS, INC.: PAN-0004

with the timing or likelihood of an initial public offering, which were appropriately included in the April 30 Valuation Report. The assumptions included in the April 30 Valuation Report and changed from the determination of the initial offering price range include a decrease in the non-marketability discount from 10% to 0%, the elimination of any weighting of a merger or acquisition scenario under the OPM, a change in the probability of a July 2012 initial public offering from 80% to 100%, and a change in the discount rate from 18% to 0%.

Second, after discussions among the underwriters, management and our board of directors, the initial offering price range was informed by the use of a broader group of comparable companies comprised of the comparable companies used in the April 30 Valuation Report and companies that have recently completed their initial public offerings, including software companies with higher growth rates than the comparable companies used in the April 30 Valuation Report. The additional companies have higher relative valuations than the comparable companies included in the April 30 Valuation Report. In addition, the offering price range considered the use of forward financial forecasts for future calendar years, rather than forward financial forecasts based on our fiscal year, which were used in the April 30 Valuation Report.

We estimate that these combined factors resulted in an increase in the fair value of our common stock of from $20.19 to $[***] per share.

Based upon all the factors discussed above and due to the proximity of the grants in June 2012 to the date of the determination of the anticipated initial offering price range and the lack of marketability of the common stock in June 2012, for financial reporting purposes, we applied a non-marketability discount of 7% to $[***] per share, the mid-point of the anticipated initial offering price range set forth on the cover page of this prospectus, to determine the fair value of our common stock granted in June 2012. Based on this calculation, we assessed the fair value of our common stock for awards granted in June 2012 to be $[***] per share.